

February 26, 2010

By U.S. mail and facsimile to (215) 938-8010

Mr. Joel H. Rassman, Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

      RE: Toll Brothers, Inc.
             Form 10-K for the fiscal year ended October 31, 2009
             Filed December 21, 2009
             Definitive Proxy Statement on Schedule 14A
             Filed February 1, 2010
             File No. 1-9186

Dear Mr. Rassman:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2009

Properties, page 19

1. In future filings, please file all material leases as exhibits to your annual report on Form 10-K. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Critical Accounting Policies, page 29

2. Please expand your discussion of the tax valuation allowance to provide a more specific explanation and analysis of the changes in your estimates and assumptions that led to the $417 million increase in the valuation allowance in the quarter ending July 31, 2009, and the additional increase in the valuation allowance in the fourth quarter. In your Form 10-K and in your Form 10-Q for the quarter ending July 31, 2009, you cite "the continued downturn in the housing market, the uncertainty as to its length and magnitude, and (your) continued recognition of impairment charges." However, the downturn in the housing market and its extent of uncertainty, as well as the impairment charges recognized, have been continual over the last three years, and it is not clear specifically what changed in the third and fourth quarters. Please provide quantified disclosure where helpful. For example, you could quantify the percentage changes in the sales projections used to estimate recoverability.

2. Inventory, page F-16

3. You state on page F-18 that during fiscal 2009, you sold $46.6 million of non-strategic inventory and that the net gain/loss was included in interest and other income in the statement of operations. Given that consolidated interest and other income is only $41.9 million, please tell us the nature of this inventory (e.g., land owned, land controlled, capitalized costs, number of home sites involved, etc.), the amount of the net gain or loss, and the materiality of the individual losses included in the amount.

15. Commitments and Contingencies, page F-37

4. We note your disclosure on page F-38 that the anticipated cost of the remediation of defective Chinese-made drywall in a small number of your West Florida homes is included in amounts previously accrued. However, you also state that you are currently unable to reasonably estimate your total possible loss or exposure relating to such drywall. Please explain to us your basis for the amount you have accrued relating to this matter. Provide us with related information you considered in developing your accrual, such as the number of affected homes known, your estimate of the potential total number of affected homes, the basis for developing these estimates (e.g., customer complaints, internal records documenting the source of drywall, etc.), the number and nature of lawsuits, etc. Please revise future filings to disclose such accrued amounts, or tell us why you believe this information is not material for investors.

Exhibit 10.1

5. We note that you have not filed all of the exhibits and schedules to the Amended
    and Restated Credit Agreement dated March 17, 2006. Please file a complete
    copy of the Amended and Restated Credit Agreement, including all schedules and
    exhibits, on your next Exchange Act periodic report.

Exhibits 31.1 and 31.2

6. In future filings, please delete the title of the certifying officer in the introductory
    paragraph of the certification.

Definitive Proxy Statement on Schedule 14A
Annual Incentive Bonus—COO and CFO, page 41
Fiscal 2009 Performance Goal, page 41

7. In future filings, please revise to clarify whether individual performance, such as
    the accomplishments of the COO and CFO discussed on page 41, were achieved
    in the pursuit of pre-established individual performance goals. If so, please
    specifically identify the pre-established individual performance goals. For
    example, please disclose whether the COO was required to meet a threshold
    dollar reduction in general and administrative costs, and if so, please disclose the
    predetermined goal. See Item 402(b)(2)(vii) of Regulation S-K.

8. In future filings, please clarify how the Compensation Committee arrived at the
    bonus amounts. Please discuss whether you afforded particular weighting to the
    company and individual performance goals in determining the bonus amounts.
    See Item 402(b)(2)(vi) and (vii) of Regulation S-K.

*   *   *   *

Please respond to these comments by providing the supplemental information
requested within ten business days or tell us when you will provide us with a response.
Please provide us with a supplemental response that addresses each of our comments.
Please file your supplemental response on EDGAR as a correspondence file. We may
raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of
the persons named below. Each package should include a copy of your response letter
and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief